News Release

For immediate release

Gildan Activewear Reports Results for Fiscal 2014 Fourth Quarter and Full Year
And Initiates Guidance for 2015
– Record Fourth Quarter Adjusted EPS of U.S. $1.00, Up 20.5% Compared to Last Year –
– Change in Fiscal Year-End –
 – Strategic Pricing Actions to Reinforce Leadership in Printwear –
– Loss Projected For Fourth Calendar Quarter of 2014 Due To Strategic Pricing Actions –
– Adjusted EPS Guidance for Calendar Year Ending January 3, 2016 of U.S. $3.00 – U.S. $3.15 –
– 20% Increase in Quarterly Dividend –
– Initiation of Normal Course Issuer Bid To Repurchase Shares –

Montréal, Thursday, December 4, 2014 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its results for its fourth fiscal quarter and full fiscal year ended October 5, 2014. The Company also announced that it will be transitioning to a new fiscal year-end in 2015. As a result of this transition, the Company’s new year-end will be the Sunday closest to December 31, rather than the first Sunday following September 28. As a consequence of this change, the Company has initiated guidance for the 3-month period ending January 4, 2015 and for the 12-month period ending January 3, 2016. In addition, the Company announced a 20% increase in the amount of its quarterly dividend and the initiation of a normal course issuer bid to repurchase shares.

Fourth Quarter Results

Net sales in the fourth quarter amounted to U.S. $666.0 million, up 6.4% from U.S. $626.2 million in the fourth quarter of fiscal 2013. Net earnings in the fourth quarter of fiscal 2014 were U.S. $122.7 million or U.S. $1.00 per share on a diluted basis, compared with net earnings of U.S. $96.8 million or U.S. $0.79 per share for the fourth quarter of fiscal 2013. There were essentially no adjustments to net earnings in the fourth quarter of fiscal 2014. Adjusted net earnings were U.S. $122.8 million or U.S. $1.00 per share for the fourth fiscal quarter ended October 5, 2014, up 20.4% and 20.5% respectively compared with adjusted net earnings of U.S. $102.0 million or U.S. $0.83 per share before reflecting restructuring and acquisition-related costs and a charge for unwinding interest rate swaps in the fourth quarter of the previous year.

EPS for the fourth quarter represent a record performance for any fiscal quarter in the Company’s history. The growth in adjusted net earnings and EPS in the fourth quarter compared to last year was due to higher sales in both operating segments, including the impact of the acquisition of Doris, combined with lower income tax and financial expenses. The growth in consolidated net sales in the fourth quarter was due to increased sales of branded underwear and activewear in Branded Apparel, higher Printwear sales and the impact of the acquisition of Doris.

The Company had most recently projected adjusted EPS of U.S. $1.06 – U.S. $1.09 on projected sales revenues in excess of U.S. $700 million. The lower than previously projected sales and earnings growth in the fourth quarter was primarily due to lower than projected sales growth in Branded Apparel. Sales of Gildan® branded products in the quarter were up by more than 35% and the Company continued to gain market share in men’s underwear. However, sales to retailers in all product categories were lower than projected due to inventory destocking by retailers, the delayed timing of fleece programs which the Company serviced in October,  and weaker than anticipated market demand. The Company is now experiencing strong replenishment orders in the December quarter.

In spite of the impact of inflationary cost increases and continuing transitional manufacturing inefficiencies related to the integration of new retail products, consolidated gross margins in the fourth quarter of fiscal 2014 were 28.8%, up from 28.3% in the fourth quarter last year. The improvement in consolidated gross margins was primarily due to more favourable product-mix in both operating segments, higher net selling prices in Printwear compared to last year and the impact of the acquisition of Doris. Cotton costs in the fourth quarter of fiscal 2014 were essentially comparable to cotton costs in the fourth quarter of last year.

SG&A expenses in the fourth quarter were U.S. $72.2 million, compared with U.S. $69.7 million in the fourth quarter of last year. The increase in SG&A expenses was due to the acquisition of Doris. SG&A expenses excluding the impact of the Doris acquisition were slightly down compared to last year mainly due to lower variable compensation expenses, partially offset by higher advertising expenses. Excluding the impact of Doris, SG&A expenses as a percentage of sales in the fourth quarter of fiscal 2014 were 10.5% compared to 11.1% a year ago.

Income taxes in the fourth quarter of fiscal 2014 decreased compared to the same period last year as a result of the recognition of a tax benefit following the acquisition of Doris, as well as a year-to-date true-up adjustment to the income tax provision as a result of lower than projected sales for Branded Apparel in the fourth quarter.

During the fourth quarter of fiscal 2014, the Company generated U.S. $112.5 million of free cash flow, after financing capital expenditures of U.S. $73.3 million. For fiscal 2014, the Company utilized U.S. $23.7 million of cash after financing working capital increases and capital expenditures of U.S. $292.7 million. As a result of lower than forecast shipments in Branded Apparel in the fourth quarter, inventory levels at the end of the fourth quarter were approximately U.S. $50 million higher than planned. During fiscal 2014, the Company essentially completed its capital investments for the refurbishment of Rio Nance I, the upgrade of the former Anvil textile facility, the Honduras distribution centre and the new Salisbury, North Carolina, ring-spun yarn-spinning facility. The Company ended the fiscal year with cash and cash equivalents of U.S. $65.2 million and outstanding bank indebtedness of U.S. $157.0 million.

Fourth Quarter Segmented Results

Net sales for the Printwear segment in the fourth quarter of fiscal 2014 amounted to U.S. $435.8 million, up 2.8% from U.S. $423.9 million in the fourth quarter of fiscal 2013. The increase in Printwear net sales was due to higher net selling prices in the quarter and more favourable product-mix, partially offset by weaker demand.

In the fourth quarter, the Printwear segment reported operating income of U.S. $118.9 million, up 6.2% from U.S. $112.0 million in the fourth quarter of fiscal 2013. Operating margins for Printwear were 27.3%, compared with 26.4% in the fourth quarter of last year due to higher net selling prices and more favourable product-mix.

Net sales for Branded Apparel were U.S. $230.2 million, up 13.8% from U.S. $202.2 million in the fourth quarter of last year mainly due to increased sales of underwear and activewear and the acquisition of Doris, partially offset by lower sock sales. Sales of underwear were up by approximately 60%, in spite of a high level of promotional activity from other national brands during the back-to-school period. During the three-month period ended September 30, 2014, the Gildan® brand remained in the no.3 position in men’s underwear and achieved a market share of 7.5% in the month of September, according to the NPD Group’s Retail Tracking Service. The lower sales of socks compared to last year was entirely due to lower sales of private label and our decision to exit from a licensing arrangement. Gold Toe® men’s and ladies’ socks continued the upward trend of gaining market share. Sales to retailers in all product categories were impacted by retailer inventory destocking.

The Branded Apparel segment reported quarterly operating income of U.S. $22.5 million, up 24.3% compared with U.S. $18.1 million in the fourth quarter of fiscal 2013. Operating margins were 9.8%, compared to 8.9% a year ago. The increase in operating margins for Branded Apparel reflected more favourable product-mix and the impact of the acquisition of Doris. These factors more than offset inflationary cost increases and the impact of continued transitional manufacturing inefficiencies incurred to support the introduction of new retail products.

Year-to-date Sales and Earnings

Consolidated net sales revenues for fiscal 2014 amounted to U.S. $2,360.0 million, up 8.0% from U.S. $2,184.3 million in fiscal 2013 reflecting sales growth in all product categories. The increase was primarily attributable to higher unit sales volumes and more favourable product-mix in both operating segments, higher net selling prices in Printwear and the acquisition of Doris which contributed approximately U.S. $20 million of sales revenues.

Net earnings for fiscal 2014 were U.S. $359.6 million or U.S. $2.92 per share on a diluted basis, compared to U.S. $320.2 million or U.S. $2.61 per share for fiscal 2013. Before reflecting restructuring and acquisition-related costs in both years and the charge for unwinding interest rate swaps in fiscal 2013, adjusted net earnings amounted to U.S. $362.0 million or U.S. $2.94 per share, up 9.6% and 9.3% respectively compared to U.S. $330.3 million or U.S. $2.69 per share in fiscal 2013. The increase in net earnings was mainly due to increased sales in Printwear and Branded Apparel, lower income taxes and financial expenses, partially offset by higher manufacturing costs due primarily to the impact of inflationary cost increases, transitional manufacturing costs to upgrade the Company’s manufacturing operations and support future growth, and higher cotton costs.

Change in Fiscal Year-End

The Company announced that it will be transitioning to a new fiscal year-end in 2015. As a result of this transition, the Company’s year-end will take place on the Sunday closest to December 31, rather than the first Sunday following September 28. The change in year-end recognizes that the seasonality of the overall consolidated sales revenues for the Company is changing due to the increasing importance of the Branded Apparel segment. The Company’s business planning cycle is becoming more aligned with the calendar year, and this change will provide better visibility on retail program placements and cotton fixations. In addition, the change in year-end will be better aligned with Gildan’s industry comparables.

For purposes of its regulatory filings, the Company will report results for the 15-month transition period beginning October 6, 2014 and ending January 3, 2016. The Company’s first 12-month fiscal year on a calendar basis will begin on January 4, 2016 and end on January 1, 2017. The Company is providing sales and earnings guidance for the 3-month period ending January 4, 2015 and for the 12-month period ending January 3, 2016. The Company has also provided supplemental financial information on its website containing recast historical financial information for 2011 to 2013 on a calendar year basis. Recast financial statements for calendar 2014 will be available on the Company’s website following the Company’s earnings release for the quarter ending January 4, 2015.

Strategic Pricing Actions in Printwear

The Company has decided to take major strategic pricing actions in Printwear to reinforce its leadership position in the industry. The Company has decided to significantly lower base selling prices and reduce and simplify its discount structure, in order to be responsive to distributors and enhance their ability and visibility to plan their business. In addition, these strategic pricing actions will reinforce its industry leadership position and stimulate end-use demand, in order to drive unit sales volume and earnings growth in calendar 2015 and beyond. The Company has historically followed a strategy to continue to invest in low-cost manufacturing capacity and cost reduction projects and pass through a portion of the resulting cost reductions into lower selling prices. The selling price reductions reflect the pass-through of a portion of the expected cost savings from the Company’s investments in new yarn-spinning facilities into lower selling prices, in order to drive further growth and market penetration. The price reductions also reflect the further reduction in the price of cotton futures in recent months.

The Company will be applying the benefit of the reduction in selling prices announced on December 3, 2014 to existing distributor inventories in the form of a distributor inventory devaluation discount projected to be approximately U.S. $45 million, which will be reflected as a deduction from sales in the 3-month period ending January 4, 2015.

Outlook for the 3-Month Period Ending January 4, 2015

As a result of these pricing actions the Company is currently projecting a net loss of approximately U.S. $0.30 per share on projected sales revenues of approximately U.S. $400 million for the 3-month period ending January 4, 2015, compared with adjusted EPS of U.S. $0.35 and sales revenues of U.S. $451.4 million in the corresponding calendar quarter of 2013. Sales revenues for Printwear are expected to decline compared to the corresponding quarter of last year, due to the impact of the distributor inventory devaluation and distributor destocking in the quarter. Slightly higher than normal distributor destocking in the month of December is anticipated due to the change in the incentive structure. The December quarter is normally the lowest sales quarter of the year for T-shirts.

The Company is projecting strong organic sales growth in Branded Apparel for the quarter ending January 4, 2015 in addition to the impact of the acquisition of Doris. The projected organic growth is due to new programs and the resumption of inventory replenishment by retailers after the retailer inventory destocking which impacted sales in the fourth quarter of fiscal 2014 and continued in the beginning of the current quarter. However, results for Branded Apparel in the quarter are projected to be negatively impacted by the consumption of inventories produced during fiscal 2014 which include the impact of transitional inefficiencies in the manufacturing of retail products. In addition, higher brand marketing and advertising expenses in Branded Apparel are projected in the quarter ending January 4, 2015 to support holiday sales programs. Margins in both operating segments are projected to be negatively impacted by slightly higher cotton costs than the corresponding quarter of last year.

Outlook For the 12-Months Ending January 3, 2016

For the 12-months ending January 3, 2016, the Company’s initial guidance is for adjusted EPS of U.S. $3.00 – U.S. $3.15, on sales of close to U.S $2.65 billion, compared to adjusted EPS of U.S. $2.94, on sales of U.S. $2.36 billion in fiscal 2014. The Company is projecting Printwear sales growth for calendar 2015 of approximately 3% compared to fiscal 2014. Sales revenues for Branded Apparel are projected to increase by approximately 30% compared to fiscal 2014. Adjusted EBITDA for the year is projected to be approximately U.S. $525 – U.S. $545 million.

Compared to fiscal 2014, the projected growth in EPS in calendar 2015 is due to projected sales volume growth in both operating segments, lower manufacturing costs resulting from capital investment projects, and declining cotton costs in the second half of the calendar year. These positive factors are projected to be largely offset by the impact of lower Printwear selling prices, higher SG&A expenses including the impact of increased investment in brand advertising and marketing, inflationary cost increases and higher income taxes.

The following provides more detail on some of the above assumptions underlying the Company’s guidance for the 12-months ending January 3, 2016 compared to fiscal 2014:

–
Strong Printwear unit volume growth is assumed due to the Company’s strategic pricing actions which are expected to result in improved end-use demand and increased market share, partially offset by a lower number of shipping days compared to fiscal 2014. Strong growth is also assumed in international markets.

–
Projected sales revenue for Branded Apparel in calendar 2015 include the annualized impact of new programs obtained in fiscal 2014 and only those new programs for calendar 2015 which have been confirmed.

–	The EPS impact of lower Printwear net selling prices in calendar 2015 is projected to be approximately U.S. $0.70. No change is assumed in selling prices in Branded Apparel.

–
The EPS benefit of lower cotton costs in calendar 2015, compared to fiscal 2014, is projected to be approximately U.S. $0.35. Because of the high level of opening inventories, it will take longer than previously planned to consume high-cost cotton. Gildan will not fully benefit from current low cotton futures until the fourth quarter of calendar 2015.

–
Manufacturing efficiencies resulting from capital investments projects are projected to be partially offset by inflationary cost increases and the consumption of inventories produced during fiscal 2014 which include the impact of transitional inefficiencies in the manufacturing of retail products. The net positive effect of these factors on EPS is projected to be U.S. $0.20 in calendar 2015. The Company is on track to achieve its projected 3-year target of U.S. $100 million in annual cost savings from its major capital investment projects. The Company’s new yarn-spinning facilities are projected to be in operation by the end of calendar 2015, and further benefit results in calendar 2016.

–
As a percentage of consolidated sales revenues, SG&A expenses in calendar 2015 are expected to be comparable to fiscal 2014. Volume leverage in Branded Apparel is assumed to be offset by increased investments in brand marketing and advertising, and the impact of the Doris acquisition.

–	The projected effective income tax rate in calendar 2015 is approximately 4.5%.

–	The Company’s guidance assumes no material change in the current economic environment including the continuation of current soft retail market conditions.

Earnings for the first half of calendar 2015 are expected to be comparable or slightly lower than the first half of calendar 2014, as the positive impact of unit sales growth in Printwear and sales growth in Branded Apparel are projected to be offset by margin pressure as a result of lowering Printwear selling prices before the Company has completed the ramp-up of its yarn-spinning investments and while the Company continues to consume higher-cost cotton. Earnings growth is projected in the second half of calendar 2015, compared to the second half of calendar 2014, due to the impact of unit volume growth, manufacturing cost reductions and declining cotton costs.

The earnings momentum in the fourth calendar quarter of 2015 is expected to position the Company for earnings growth in calendar 2016. The Company expects to benefit in calendar 2016 from continuing volume growth and further significant manufacturing efficiencies, including the benefit of ramping up the Company’s new yarn-spinning facilities. In addition, the Company currently expects that Printwear selling prices will continue to be in better alignment with cotton costs.

Use of Cash

The Company is projecting a reduction of inventory levels in calendar 2015, notwithstanding the Company’s intention to maintain higher than historical levels of inventory in order to ensure that it is in a strong position to service replenishment demand throughout the year in both Printwear and Branded Apparel. Part of the decline in inventories is expected to result from lower cotton and manufacturing costs.

The Company plans to spend U.S. $350 – U.S. $400 million in capital expenditures in the 15-month 2015 fiscal year. The Company is projecting capital expenditures of U.S. $100 million for the 3-month period ending January 4, 2015, primarily for the new yarn-spinning facilities which will be ramped up during calendar 2015. In addition to the continuing investments in yarn-spinning, the approximate U.S. $250 – U.S. $300 million of capital expenditures for the 12-month period ending January 3, 2016 are primarily due to expenditures relating to the Rio Nance VI and Costa Rica facilities, as well as continuing cost reduction projects, the expansion of sewing facilities to support growth in retail, and the expansion of the Eden, N.C., distribution centre.

Increase In Quarterly Dividend and Initiation of Normal Course Issuer Bid

The Company’s Board of Directors has approved a 20% increase in the amount of the current quarterly dividend and has declared a cash dividend of U.S. $0.13 per share, payable on January 12, 2015 to shareholders of record on December 18, 2014. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

The Company’s Board of Directors has also approved the initiation of a normal course issuer bid.  The Company has received approval from the Toronto Stock Exchange (TSX) to implement a normal course issuer bid to purchase for cancellation up to 6.1 million common shares, representing approximately 5% of the Company’s issued and outstanding common shares. As of November 30, 2014 the Company had 122,478,794 common shares issued and outstanding.

Gildan is authorized to make purchases under the bid during the period from December 8, 2014 to December 7, 2015 in accordance with the requirements of the TSX. Purchases will be made by means of open market transactions on both the TSX and the NYSE, or alternative trading systems, if eligible, or by such other means as the TSX, the NYSE or a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada.

Under the bid, Gildan may purchase up to a maximum of 79,271 shares daily through TSX facilities, which represents 25% of the average daily trading volume on the TSX for the most recently completed six calendar months. The price to be paid by Gildan for any common shares will be the market price at the time of the acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the terms of the order.

Although the Company’s priority use of free cash flow is to continue to pursue complementary acquisitions, and the Company is continuing to actively explore such opportunities, Gildan management and the Board of Directors believe the repurchase of the common shares represents an appropriate use of the Company’s financial resources and that share repurchases under the NCIB will not preclude Gildan from continuing to pursue complementary acquisitions. In order to provide the Company with financing flexibility to initiate the NCIB while at the same time pursuing potential future acquisition opportunities, the Company has increased its bank credit facility from U.S. $800 million to U.S. $1 billion.

Gildan has not repurchased any of its outstanding common shares under a normal course issuer bid in the last twelve months.

Disclosure of Outstanding Share Data

As of November 30, 2014, there were 122,478,794 common shares issued and outstanding along with 1,245,300 stock options and 332,626 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Information for Shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results and business outlook today at 8:30 AM ET. The conference call can be accessed by dialing (800) 447-0521 (Canada & U.S.) or (847) 413-3238 (international) and entering passcode 38475539, or by live sound webcast on Gildan's website ("Investor Relations" section) at the following address:

http://www1.gildan.com/corporate/IR/webcastPresentations.cfm. If you are unable to participate in the conference call, a replay will be available starting today at 11:00 AM ET by dialing (888) 843-7419 (Canada & U.S.) or (630) 652-3042 (international) and entering passcode 38475539#, until Saturday, January 3, 2015 at midnight, or by sound webcast on Gildan's website for 30 days following the live webcast.

The Company expects to file its 2014 Management’s Discussion and Analysis and its 2014 audited Consolidated Financial Statements with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission during the week of December 8, 2014.

About Gildan

Gildan is a leading supplier of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear, socks, hosiery and shapewear. The Company sells its products under a diversified portfolio of company-owned brands, including the Gildan®, Gold Toe® and Anvil® brands and brand extensions, as well as the recently acquired Secret®, Silks® and Therapy Plus™ brands. The Company also has licenses for the Under Armour®, Mossy Oak®, and New Balance® brands. The Company distributes its products in printwear markets in the U.S. and Canada, as well as in Europe, Asia Pacific and Latin America. The Company also markets its products to a broad spectrum of retailers in the U.S. and Canada.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America and the Caribbean Basin to efficiently service the replenishment needs of its customers in the printwear and retail markets. Gildan has over 43,000 employees worldwide and is committed to industry-leading labour and environmental practices in all of its facilities. More information about the Company and its corporate citizenship practices and initiatives can be found at its corporate websites www.gildan.com and www.genuinegildan.com, respectively.

Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions, including, without limitation, our expectation with regards to net sales, unit volume growth, net selling prices, product-mix, cotton costs, manufacturing efficiencies, capital expenditures, manufacturing cost savings from capital investments, selling, general and administrative expenses, operating margins, income tax rate, earnings per share, the economic environment, inflation, and retail market conditions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial Risk Management”, “Critical Accounting Estimates and Judgments” and “Risks and Uncertainties”

 sections in our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, increasing capacity, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate, identify or react to changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;
•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, anti-corruption, privacy and other laws and regulations in the jurisdictions in which we operate;
•
our significant reliance on computerized information systems for our business operations, including our JD Edwards Enterprise Resource Planning (ERP) system which is currently being upgraded to the latest system release, Enterprise One;

•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of actual, alleged or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	changes in accounting policies and estimates;
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices;
•	the adverse impact of any current or future legal and regulatory actions; and
•	an actual or perceived breach of data security.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP Financial Measures

This press release includes references to certain non-GAAP financial measures such as adjusted EBITDA, adjusted net earnings, adjusted diluted EPS, free cash flow, total indebtedness, and net indebtedness (cash in excess of total indebtedness). These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Adjusted EBITDA

Adjusted EBITDA is calculated as earnings before financial expenses, income taxes and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions)	Q4 2014	Q4 2013	YTD 2014	YTD 2013
Net earnings	122.7	96.8	359.6	320.2
Restructuring and acquisition-related costs	0.5	1.1	3.2	8.8
Depreciation and amortization	24.3	24.7	95.6	95.3
Financial expenses, net	1.6	6.7	2.9	12.0
Income tax (recovery) expense	(5.0)	2.7	7.0	10.5
Adjusted EBITDA	144.1	132.0	468.3	446.8
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings is calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries. In fiscal 2013, adjusted net earnings also excluded the recognition of a deferred hedging loss on interest rate swaps that were unwound in the fourth quarter of fiscal 2013, as described in note 2 in the Condensed notes to the consolidated financial statements. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variations caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions, except per share amounts)	Q4 2014	Q4 2013	YTD 2014	YTD 2013
Net earnings	122.7	96.8	359.6	320.2
Adjustments for:
Restructuring and acquisition-related costs	0.5	1.1	3.2	8.8
Recognition of deferred hedging loss on interest rate swaps	-	4.7	-	4.7
Income tax recovery on restructuring and acquisition-related costs	(0.4)	(0.6)	(0.8)	(3.4)
Adjusted net earnings	122.8	102.0	362.0	330.3

Basic EPS*	1.01	0.80	2.95	2.64
Diluted EPS*	1.00	0.79	2.92	2.61
Adjusted diluted EPS*	1.00	0.83	2.94	2.69
* Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

 Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and performance of its business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in its business, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in U.S.$ millions)	Q4 2014	Q4 2013	YTD 2014	YTD 2013
Cash flows from operating activities	185.5	184.4	264.1	427.2
Cash flows used in investing activities	(174.7)	(72.9)	(389.5)	(172.1)
Adjustment for:
Business acquisitions	101.7	-	101.7	8.0
Free cash flow	112.5	111.5	(23.7)	263.1
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Total indebtedness and Net indebtedness (Cash in excess of total indebtedness)

Total indebtedness is defined as the total of bank indebtedness and long-term debt (including any current portion), and net indebtedness (cash in excess of total indebtedness) is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness (cash in excess of total indebtedness) to be important indicators of the financial leverage of the Company.

	October 5,	September 29,
(in U.S.$ millions)	2014	2013
Long-term debt and total indebtedness	157.0	-
Cash and cash equivalents	(65.2)	(97.4)
Net indebtedness (cash in excess of total indebtedness)	91.8	(97.4)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

-30-

CONTACTS:

Investor Relations Laurence G. Sellyn, Executive Vice-President, Chief Financial and Administrative Officer Tel: (514) 343-8805 Email: lsellyn@gildan.com	Sophie Argiriou, Vice-President, Investor Communications Tel: (514) 343-8815 Email: sargiriou@gildan.com	Media Relations Anik Trudel, Vice-President, Corporate Communications Tel: (514) 340-8919 Email: atrudel@gildan.com

 Gildan Activewear Inc.
Consolidated Statements of Financial Position
(in thousands of U.S. dollars) – unaudited

	October 5,	September 29,
	2014	2013

Current assets:
Cash and cash equivalents	$65,163	$97,368
Trade accounts receivable	354,265	255,018
Income taxes receivable	1,439	700
Inventories	779,407	595,794
Prepaid expenses and deposits	17,507	14,959
Assets held for sale	5,839	5,839
Other current assets	23,784	11,034
Total current assets	1,247,404	980,712

Non-current assets:
Property, plant and equipment	873,726	655,869
Intangible assets	287,353	247,537
Goodwill	176,445	150,099
Deferred income taxes	-	1,443
Other non-current assets	8,116	7,991
Total non-current assets	1,345,640	1,062,939
Total assets	$2,593,044	$2,043,651

Current liabilities:
Accounts payable and accrued liabilities	$374,671	$289,414
Total current liabilities	374,671	289,414

Non-current liabilities:
Long-term debt	157,000	-
Deferred income taxes	349	-
Employee benefit obligations	19,565	18,486
Provisions	17,926	16,325
Total non-current liabilities	194,840	34,811
Total liabilities	569,511	324,225

Equity:
Share capital	124,595	107,867
Contributed surplus	20,778	28,869
Retained earnings	1,885,892	1,583,346
Accumulated other comprehensive income	(7,732)	(656)
Total equity attributable to shareholders of the Company	2,023,533	1,719,426
Total liabilities and equity	$2,593,044	$2,043,651

See accompanying condensed notes to consolidated financial statements

 Gildan Activewear Inc.
Consolidated Statements of Earnings and Comprehensive Income
(in thousands of U.S. dollars, except per share data) – unaudited

	Three months ended		Twelve months ended
	October 5,	September 29,	October 5,	September 29,
	2014	2013	2014	2013

Net sales	$666,001	$626,165	$2,359,994	$2,184,303
Cost of sales	473,934	449,253	1,701,311	1,550,266

Gross profit	192,067	176,912	658,683	634,037

Selling, general and administrative expenses	72,172	69,722	286,015	282,563
Restructuring and acquisition-related costs (note 1)	533	1,073	3,247	8,788

Operating income	119,362	106,117	369,421	342,686

Financial expenses, net (note 2)	1,637	6,661	2,897	12,013
Equity earnings in investment in joint venture	-	-	-	(46)

Earnings before income taxes	117,725	99,456	366,524	330,719

Income tax (recovery) expense	(4,952)	2,676	6,972	10,541

Net earnings	122,677	96,780	359,552	320,178

Other comprehensive income (loss), net of related
income taxes:
Cash flow hedges	(4,802)	3,394	(7,076)	6,419
Actuarial (loss) gain on employee benefit obligations	(3,614)	436	(3,614)	436
	(8,416)	3,830	(10,690)	6,855

Comprehensive income	$114,261	$100,610	$348,862	$327,033

Earnings per share:
Basic	$1.01	$0.80	$2.95	$2.64
Diluted	$1.00	$0.79	$2.92	$2.61

Weighted average number of common shares
outstanding (in thousands):
Basic	121,984	121,555	121,765	121,455
Diluted	123,279	122,929	123,179	122,708

See accompanying condensed notes to consolidated financial statements

 Gildan Activewear Inc.
Consolidated Statements of Cash Flows
(in thousands of U.S. dollars) – unaudited

	Three months ended		Twelve months ended
	October 5,	September 29,	October 5,	September 29,
	2014	2013	2014	2013

Cash flows from (used in) operating activities:
Net earnings	$122,677	$96,780	$359,552	$320,178
Adjustments to reconcile net earnings to cash flows
from operating activities (note 3)	14,930	25,372	93,629	109,023
	137,607	122,152	453,181	429,201
Changes in non-cash working capital balances:
Trade accounts receivable	20,362	7,562	(90,549)	2,986
Income taxes	1,656	446	(628)	(392)
Inventories	(24,231)	4,423	(149,231)	(38,092)
Prepaid expenses and deposits	1,214	2,137	(1,863)	(1,098)
Other current assets	(295)	(1,772)	(8,144)	(1,896)
Accounts payable and accrued liabilities	49,172	49,462	61,334	36,447
Cash flows from operating activities	185,485	184,410	264,100	427,156

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(70,686)	(73,596)	(286,553)	(162,643)
Purchase of intangible assets	(2,587)	(726)	(6,150)	(4,315)
Business acquisitions	(101,732)	-	(101,732)	(8,027)
Proceeds on disposal of assets held for sale
and property, plant and equipment	299	1,469	4,894	2,849
Cash flows used in investing activities	(174,706)	(72,853)	(389,541)	(172,136)

Cash flows from (used in) financing activities:
Increase (decrease) in amounts drawn under
revolving long-term bank credit facility	22,000	(125,000)	157,000	(181,000)
Dividends paid	(13,345)	(10,894)	(53,180)	(43,723)
Proceeds from the issuance of shares	1,238	1,334	4,316	6,014
Share repurchases for future settlement of
non-Treasury RSUs	-	-	(14,481)	(9,621)
Cash flows from (used in) financing activities	9,893	(134,560)	93,655	(228,330)

Effect of exchange rate changes on cash and cash
equivalents denominated in foreign currencies	(601)	233	(419)	268
Net increase (decrease) in cash and cash equivalents
during the period	20,071	(22,770)	(32,205)	26,958
Cash and cash equivalents, beginning of period	45,092	120,138	97,368	70,410
Cash and cash equivalents, end of period	$65,163	$97,368	$65,163	$97,368

See accompanying condensed notes to consolidated financial statements.

Gildan Activewear Inc. – Condensed notes to the consolidated financial statements (unaudited)
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted)

For a complete set of notes to the consolidated financial statements, please refer to the filings with the various securities regulatory authorities which are expected to be available during the week of December 8, 2014. The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB).

1. Restructuring and acquisition-related costs:

	Three months ended		Twelve months ended
	October 5,	September 29,	October 5,	September 29,
	2014	2013	2014	2013

Charges related to assets held for sale and property,
plant and equipment	$(7)	$(652)	$(345)	$552
Employee termination and benefit costs	92	699	521	1,436
Loss on settlement on wind-up of defined benefit
pension plan	-	214	1,898	214
Exit, relocation and other costs	444	1,997	410	5,694
Remeasurement of contingent consideration in
connection with a business acquisition	-	(1,216)	-	(950)
Loss on business acquisition achieved in stages	-	-	-	1,518
Acquisition-related transaction costs	4	31	763	324
	$533	$1,073	$3,247	$8,788

2. Financial expenses, net:

	Three months ended		Twelve months ended
	October 5,	September 29,	October 5,	September 29,
	2014	2013	2014	2013

Interest expense on financial liabilities recorded
at amortized cost	$957	$637	$2,061	$3,899
Recognition of deferred hedging loss on interest
rate swaps (i)	-	4,734	-	4,734
Bank and other financial charges	801	986	3,299	3,674
Interest accretion on discounted provisions	82	79	323	312
Foreign exchange (gain) loss	(203)	(5)	(2,786)	239
Derivative loss (gain) on financial instruments not
designated for hedge accounting	-	230	-	(845)
	$1,637	$6,661	$2,897	$12,013

(i)  During the fourth quarter of fiscal 2013, the Company concluded that the majority of the designated interest payments for which interest rate swap contracts has been entered into were no longer expected to occur, and that it was no longer economic to maintain the interest rate swaps as the borrowings under the credit facility were fully repaid at the end of fiscal 2013. Therefore, the interest rate swaps were unwound, and the corresponding deferred loss on interest rate swaps remaining in accumulated other comprehensive income of $4.7 million was recognized immediately in net earnings, under the financial expenses caption.

 Gildan Activewear Inc. – Condensed notes to the consolidated financial statements (unaudited)
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted)

3. Adjustments to reconcile net earnings to cash flows from operating activities:

	Three months ended		Twelve months ended
	October 5,	September 29,	October 5,	September 29,
	2014	2013	2014	2013

Depreciation and amortization (note 4)	$24,254	$24,681	$95,618	$95,278
Loss on business acquisition achieved in stages	-	-	-	1,518
Restructuring charges related to assets held for sale
and property, plant and equipment	(7)	(652)	(345)	552
Gain on remeasurement of contingent consideration	-	(1,216)	-	(950)
Loss (gain) on disposal of property, plant and equipment	361	809	(548)	1,002
Share-based compensation	2,913	2,293	10,207	8,268
Deferred income taxes	(9,007)	(171)	(3,080)	2,189
Equity earnings in investment in joint venture	-	-	-	(46)
Unrealized net (gain) loss on foreign exchange and
financial derivatives	(1,001)	2,991	(1,783)	428
Timing differences between settlement of financial
derivatives and transfer of deferred loss in AOCI
to net earnings	(5,863)	(64)	(5,863)	-
Other non-current assets	421	(2,689)	(125)	(2,032)
Employee benefit obligations	847	(1,563)	(2,053)	(467)
Provisions	2,012	953	1,601	3,283
	$14,930	$25,372	$93,629	$109,023

4. Depreciation and amortization:

	Three months ended		Twelve months ended
	October 5,	September 29,	October 5,	September 29,
	2014	2013	2014	2013

Depreciation of property, plant and equipment	$23,071	$19,193	$84,561	$78,897
Adjustment for the variation of depreciation of property,
plant and equipment included in inventories at the
beginning and end of the period	(3,536)	1,603	(6,168)	(374)
Depreciation of property, plant and equipment
included in net earnings	19,535	20,796	78,393	78,523
Amortization of intangible assets, excluding software	4,152	3,511	15,216	15,214
Amortization of software	567	374	2,009	1,541
Depreciation and amortization included in net earnings	$24,254	$24,681	$95,618	$95,278

Gildan Activewear Inc. – Condensed notes to the consolidated financial statements (unaudited)
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted)

5. Segment information:

	Three months ended		Twelve months ended
	October 5,	September 29,	October 5,	September 29,
	2014	2013	2014	2013

Segmented net sales:
Printwear	$435,775	$423,948	$1,559,549	$1,468,659
Branded Apparel	230,226	202,217	800,445	715,644
Total net sales	$666,001	$626,165	$2,359,994	$2,184,303

Segment operating income:
Printwear	$118,920	$111,954	$389,022	$364,363
Branded Apparel	22,460	18,069	73,236	78,444
Total segment operating income	$141,380	$130,023	$462,258	$442,807

Reconciliation to consolidated earnings before income taxes:
Total segment operating income	$141,380	$130,023	$462,258	$442,807
Amortization of intangible assets, excluding
software	(4,152)	(3,511)	(15,216)	(15,214)
Corporate expenses	(17,333)	(19,322)	(74,374)	(76,119)
Restructuring and acquisition-related costs	(533)	(1,073)	(3,247)	(8,788)
Financial expenses, net	(1,637)	(6,661)	(2,897)	(12,013)
Equity earnings in investment in joint venture	-	-	-	46
Earnings before income taxes	$117,725	$99,456	$366,524	$330,719